Sun Life Financial Inc. guarantees certain obligations of

Sun Life Assurance Company of Canada to streamline reporting obligations

TORONTO (November 15, 2007) – Sun Life Financial Inc. (TSX/NYSE:SLF) (“SLF Inc.”) and Sun Life Assurance Company of Canada (“SLA”) announced today that SLF Inc. has provided full and unconditional subordinated guarantees of SLA’s publicly-held subordinated debentures and Preferred Shares. As a result of these guarantees, SLA is entitled to rely on exemptive relief from most continuous disclosure requirements and the certification requirements of Canadian securities laws. Specifically, for as long as the guarantees are in place, SLA will no longer be required to file interim financial statements, annual and interim management’s discussion and analysis, annual information forms, press releases and material change reports in respect of changes that are also material changes in the affairs of SLF Inc., material contracts, and Chief Executive Officer and Chief Financial Officer certifications. However, SLA will continue to file annual audited financial statements, and certain summary financial information regarding SLA will be filed on a quarterly basis.

The effect of the guarantees is that holders of SLA’s public debentures and Preferred Shares will be entitled to receive payment from SLF Inc. within 15 days of any failure by SLA to make a required payment, except in the event of a winding-up order where special conditions apply.

Concurrently with the exemptive relief granted to SLA described above, Sun Life Capital Trust (the “Trust”) obtained new exemptive relief from most of its continuous disclosure requirements and the certification requirements that is similar to the disclosure and certification relief previously granted to the Trust.

A copy of the guarantee of SLA’s public debentures will be filed on SEDAR under the profiles of SLF Inc. and SLA. A copy of the guarantee of SLA’s Preferred Shares will be filed on SEDAR under the profiles of SLF Inc., SLA and the Trust.

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2007, the Sun Life Financial group of companies had total assets under management in excess of CDN$427 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Media Relations Contact:

Susan Jantzi

Senior Manager

External Communications & Corporate Affairs

Tel: 519-888-3160

susan.jantzi@sunlife.com

Investor Relations Contact:

Paul Petrelli

Vice-President

Investor Relations

Tel: 416-204-8163

investor.relations@sunlife.com